

March 24, 2011

<u>Via E-mail</u>
Christopher Glover
Chief Executive Officer
Diamond Information Institute, Inc.
1810 E. Sahara Ave, Suite 1515
Las Vegas, NV 89102

> **Re: Diamond Information Institute, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 14, 2010**
> **Item 4.01 Forms 8-K/A**
> **Filed March 22, 2011**
> **File No. 333-149978**

Dear Mr. Glover:

We have reviewed your Forms 8-K/A filed on March 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Forms 8-K/A Filed March 22, 2011</u>

1. As previously requested in our prior comments one in our letters dated January 18, 2011 and December 15, 2010, please disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Please revise both Forms 8-K/A accordingly.

2. We note the former auditor's disagreement with your statements made in the Forms 8-K/A filed March 22, 2011 based on the information provided within exhibit 16 to the

filings. The disagreement addresses the accounting surrounding an acquisition incurred during the quarterly period ended June 30, 2010. However your disclosure focuses on simply a breakdown of communications between you and the former auditor surrounding the transaction. Please clarify for us and revise both Forms 8-K/A filed on March 22, 2011 to provide comprehensive disclosure on how you have accounted for the acquisition and articulate, in further detail, your position regarding the accounting treatment for the acquisition versus your former auditor's position regarding the disagreement.

3. Please file an updated letter from Silberstein Ungar, PLLC, as an exhibit to the amended Forms 8-K/A to be filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Scott Stringer at 202-551-3272 if you have questions. In his absence you may contact me at (202) 551-3377.

Sincerely,

/s/ Andrew D. Mew

Andrew Mew
Accounting Branch Chief